UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

Western Silver Corporation

1550, 1185 West Georgia Street

Vancouver, BC Canada V6E 4E6

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [X]          Form 40-F     [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes     [  ]           No      [X]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Western Copper Holdings Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 4, 2003

Western Silver Corporation

s/   Robert Gayton

Robert Gayton, Corporate Secretary

NEWS RELEASE

                                                                                                                                                        Release 12-2004

October 4, 2004

 Trading Symbol:  WTC:TSX

WTZ: AMEX

For immediate release

WESTERN SILVER’S PEnASCO RESOURCE ESTIMATE SIGNIFICANTLY

EXPANDS PEnASQUITO PROJECT

VANCOUVER, B.C. – Western Silver Corporation today announced an independent resource estimate at Penasco that significantly expands the mineral resource at its wholly-owned Penasquito silver-gold-lead-zinc property in central Mexico.

Penasco’s initial indicated sulfide resource of 124.26 million tonnes (averaging 27.47 grams/tonne of silver, 0.5 grams/tonne gold, 0.31% lead and 0.64% zinc), contains 109.76 million ounces of silver, 2.0 million ounces of gold, 849 million pounds of lead and 1,753 million pounds of zinc. An inferred sulfide resource of 84.15 million tonnes (averaging 25.98 grams/tonne of silver, 0.52 grams/tonne gold, 0.29% lead and 0.66% zinc), contains 70.31 million ounces of silver, 1.42 million ounces of gold, 529 million pounds of lead and 1,233 million pounds of zinc.

The total measured and indicated sulfide resource at Penasquito, including the March 31, 2004 resource estimate at the nearby Chile Colorado deposit, now stands at 272.96 million tonnes, containing 273.86 million ounces of silver, 3.61 million ounces of gold, 1,779 million pounds of lead and 4,503 million pounds of zinc. This represents a 67% increase in contained silver, 125% increase in gold, 92% increase in lead and 64% increase in zinc compared with this year’s earlier resource estimate at Penasquito, comprising only Chile Colorado.

The total inferred sulfide resource of 200.25 million tonnes at Penasquito, including Penasco, Chile Colorado and the Azul Breccia zones, contains 172.95 million ounces of silver (69% increase), 2.07 million ounces of gold (218% increase), 1,297 million pounds of lead (69% increase) and 2,838 million pounds of zinc (75% increase).

At Penasco an additional 26.17 million tonnes of indicated oxide resource and 8.02 millions inferred oxide resource has been identified. (See table below for details).

Today’s Penasco resource has been reported using a US$3.75 per tonne NSR cut-off for sulfides and a 5 grams/tonne silver cut-off for oxides. It is based on assays from 144 drill-holes totaling 45,135 meters. The resource does not include results from a further 16 holes (10,229 meters) drilled so far since August 26, 2004. Ongoing drilling is aimed at establishing whether there is continuity to deep high-grade gold intercepts reported earlier (see press release dated August 30, 2004), increasing the resource and converting inferred resources into the measured and indicated category. Penasco remains open at depth and in all directions.

12-2004

The Penasco Outcrop breccia is located about one mile northwest of Penasquito’s Chile Colorado zone which has been confirmed by an independent pre-feasibility study as one of the world’s largest undeveloped, bulk-mineable silver deposits. The study concluded Chile Colorado could be mined economically with an internal rate of return (IRR) of 15.3% using conservative metals prices. (See press release date April 13, 2004).

Says Western Silver President and COO Thomas Patton: “These results reinforce our belief that Penasquito is a world-class mineral system that should continue to expand as systematic exploration progresses. Both the Penasco and Chile Colorado deposits are open and we will continue drilling to define the extent of these resources at depth and laterally.”

Dr. Patton says the higher gold grades at Penasco compared with Chile Colorado are important. “We are currently drilling to establish, in particular, whether the narrow high-grade intercepts with free gold and gold-silver tellurides have continuity.”

Says Western Silver Chairman and CEO Dale Corman: “The resource at Penasco provides us with a number of possibilities to optimize the project economics, including mining sequence, mining method, mining rate and heap-leaching the near-surface oxides.” He says recent metallurgical and engineering work has provided sufficient confidence to include metals contained in the oxide deposit in the final mine plan. In the pre-feasibility study, oxide mineralization was treated as waste.

“This year’s pre-feasibility study confirmed relatively low capital and operating expenditures to develop and mine the Chile Colorado deposit. This is largely a reflection of the property’s favorable location and proximity to existing infrastructure. We are also comfortable with doing business in Mexico. Zacatecas state has a long history of successful mining ventures. We believe that ongoing exploration efforts will add to the mineral resources at Penasquito, especially gold. It is our view that these factors provide us with clear comparative advantages as we move forward.”

Jim Marlow, P.Eng., Principal of Marlow Mining Engineering Services, is the independent qualified person responsible for the resource calculation reported in this news release.  All analytical work was performed by ALS Chemex and Acme Laboratories of Vancouver, employing conventional assay techniques set out in previous news releases.

Western Silver is subject to certain rules and regulation issued by the British Columbia Securities Commission and the Canadian Securities Administrators. This news release uses the mining terms “indicated resource” and “inferred resource” in accordance with Canadian regulations but which are not recognized by the United States Securities and Exchange Commission (“SEC”).  For clarification, the Company has no properties that contain “reserves” as defined by the SEC and is providing the forgoing, in part, in order to meet its requirements under National Instrument 43 -101 adopted by the BC Securities Commission and the Canadian Securities Administrators.

Western Silver Corporation (AMEX:WTZ; TSX:WTC) is a publicly-traded mineral exploration company focused on discovering and developing silver properties in the Americas. The Company’s primary project, the 100%-owned Penasquito property in central Mexico, is emerging as a silver-gold-lead-zinc district with significant exploration upside. The Chile Colorado Zone at Penasquito has been independently confirmed as one of the largest undeveloped silver deposits in the world and is economic at conservative metals prices. Western Silver also has an interest in the world-class San Nicolas zinc-copper project in Mexico with Teck Cominco Limited and owns the Carmacks Copper Project in the Yukon.

On behalf of the board,

“Dale Corman”

F. Dale Corman

Chairman and C.E.O.

12-2004

For more information, please contact:

Thomas Patton, President and C.O.O of Western Silver, at 604-641-2768.

Gerald Prosalendis, Vice President of Corporate Development, at 604-694-2740.

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.  Statements contained in this news release that are not historical facts are forward-looking statements as that term is defined in the private securities litigation reform act of 1995.  Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results.  Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission

Penasco Preliminary Resource Estimate

Resource	Tonnes	Grade
		Ag	Au	Pb	Zn
	(Mt)	(g/t)	(g/t)	(%)	(%)

Sulfide
Indicated	124.26	27.47	0.50	0.31%	0.64%
Inferred	84.15	25.98	0.52	0.29%	0.66%
Oxide
Indicated	26.17	19.70	0.19	0.24%	0.26%
Inferred	8.02	15.78	0.19	0.20%	0.26%

Contained Metal		Ag	Au	Pb	Zn
		(Moz)	(Moz)	(Mlbs)	(Mlbs)

Sulfide
Indicated		109.76	2.00	848.99	1752.76
Inferred		70.31	1.42	529.01	1232.92
Oxide
Indicated		16.58	0.16
Inferred		4.07	0.05

Note: Sulfides are reported at a $3.75/tonne NSR cut-off, oxides are reported at a 5g/tonne Ag cut-off.
NSR figures based on $5.50/oz Ag, $350/oz Au, $0.30/lb Pb, $0.45/lb Zn.

The Penasco Zone Ag-Zn-Pb-Au mineral resource estimate is centred around the “El Penasco” outcrop, extending over distances on surface of 1200 m north-south and 900 m east-west.

A total of 144 diamond and reverse circulation drillholes drilled over several campaigns, resulting in approximately 45 km of sampled material and 21,802 assayed samples, have been used to define the block model resource. Sampling intervals range in length from a maximum of 12 m to a minimum of 0.35 m, with an average length of 2.1 m.

The model uses a 10 m x 10 m x 10 m block size and extends to a maximum depth of 1290 m, approximately 710 m below the topographic surface. Oxide and sulfide resources have been separately estimated using modelled surfaces for top and bottom of oxidation, and samples derived from each zone.

The Ag, Zn, Pb and Au assay populations exhibit a lognormal distribution. Based on a statistical analysis of the assay distributions assays were cut at 246 g/t Ag, 8.6% Zn, 4.3 % Pb and 7 g/t Au.

Down-the-hole horizontal section composites were calculated and used to extend tonnage and grade estimates into the surrounding material using an ellipsoidal, anisotropic inverse distance squared technique.

12-2004

The limits of indicated and inferred mineralization were defined on the basis of spherical variograms fit to the assay populations.

Penasquito Project Resource Summary
	Tonnes	Grade
		Ag	Au	Pb	Zn
	(Mt)	(g/t)	(g/t)	(%)	(%)
Measured and Indicated Sulfide
Chile Colorado Measured & Indicated	148.70	34.32	0.34	0.28%	0.84%

Penasco Indicated	124.26	27.47	0.50	0.31%	0.64%

Total Measured and Indicated Sulfide	272.96	31.20	0.41	0.30%	0.75%
		(Moz.)	(Moz.)	(Mlbs)	(Mlbs)
Total Contained Metal in Sulfide (M&I)		273.86	3.61	1778.95	4503.38
Inferred Sulfide

Chile Colorado	44.9	21.11	0.21	0.21%	0.48%

Azul Breccia	71.20	31.52	0.15	0.36%	0.72%

Penasco	84.15	25.98	0.52	0.29%	0.66%

Total Inferred Sulfide	200.25	26.86	0.32	0.29%	0.64%

Total Contained Metal in Sulfide (Inferred)		(Moz.)	(Moz.)	(Mlbs)	(Mlbs)
		172.95	2.07	1297.46	2837.78
Measured and Indicated Oxide

Chile Colorado Measured & Indicated	24.90	15.25	0.15

Penasco Indicated	26.17	19.70	0.19

Total Measured and Indicated Oxide	51.07	17.53	0.17

Total Contained Metal in Oxide (M&I)		(Moz.)	(Moz.)
		28.79	0.28
Inferred Oxide

Chile Colorado	4.70	11.60	0.11

Azul Breccia	19.20	12.98	0.13

Penasco	8.02	15.78	0.19

Total Inferred Oxide	31.92	13.48	0.14

Total Contained Metal in Oxide (Inferred)		(Moz.)	(Moz.)
		13.84	0.15
Note: Sulfides are reported at a US$3.75/tonne NSR cut-off, oxides are reported at a 5g/tonne Ag cut-off.
NSR figures based on $5.50/oz Ag, $350/oz Au, $0.30/lb Pb, $0.45/lb Zn.

NEWS RELEASE

                                                                                                                                                        Release 13-2004

October 4, 2004

 Trading Symbol:  WTC:TSX

WTZ: AMEX

For immediate release

WESTERN SILVER ANNOUNCES PEnASCO RESOURCE ESTIMATE CONFERENCE CALL

VANCOUVER, B.C. – Western Silver Corporation will host a conference call on Tuesday, October 5, at 10 a.m. Pacific Time (1 p.m. Eastern Time) to discuss the resource estimate at Penasco, on its wholly-owned Penasquito property, released earlier today. The company will also answer questions at the end of the formal portion of the call. To listen to the call live, dial 1-800-289-0493. To listen to a playback of this call after it has ended, dial 1-888-203-1112 or 1-719-457-0820. The playback option will be available until Tuesday, October 12, 2004.

For more information, please contact:

Thomas Patton, President and COO of Western Silver, at 604-641-2768.

Gerald Prosalendis, Vice President of Corporate Development, at 604-694-2740.